CrowdCheck Law LLP
700 12 Street, Suite 700
Washington, DC 20005

James Lopez

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

June 2, 2022

Re:	Here Collection LLC
Offering Statement on Form 1-A Post-Qualification Amendment No. 3
Filed May 11, 2022
File No. 024-11750

Dear Mr. Lopez:

We acknowledge receipt of comments in your letter of May 24, 2022 regarding Post-Qualification Amendment No. 3 to the Offering Statement of Here Collection LLC (the “Company”), which we have set out below together with our responses. We also appreciate your making time to discuss our filing and providing us additional insight into the staff’s comments and we have provided some further clarifications below based on those discussions.

Post-Qualification Amendment No. 2 filed April 21, 2022

General

1.	We have considered your response to comment 2 and the revisions to your filing to include a hypothetical example on pages 3-4 and 40-41. We note Series #1 will derive its cash flows from only a single property. We further note the Series’s lack of operating history, the potentially significant impact of unanticipated capital expenditures and repairs, the short-term nature of its leases, and the difficulty, time and expense involved in recovering unpaid amounts from tenant defaults. These items could impact your ability to predict net earnings, free cash flow and cash available for distribution from Series #1. Please note the disclosure requested in comment 2 regarding fees paid to affiliates should briefly highlight in qualitative and quantitative terms the extent of the management and other affiliate fees relative to the offering. Please provide such highlighting disclosure and remove the projected net earnings, free cash flow and cash available for distribution.

The Company has revised its disclosure regarding distributions to clearly indicate the related party fees to be paid by the series and the impact of such fees on cash available for distribution to investors, and to remove the hypothetical calculation of cash available for distribution based on historical information for Series #1 with the addition of related party fees.

We further appreciate our productive discussion on the scope and nature of the related party fees set forth in the Company’s disclosure and believe it would be useful to clarify the Company’s and its Manage Member’s general approach to establishing these fees.

First, we note that the Company, unlike other real estate-related series limited liability companies that it and its Managing Member are aware of, is focused solely on short-term vacation rental properties rather than long-term rental properties. As such, the Company has not considered investment vehicles focused on long-term rental properties to be comparable to its business model when determining the level of its related party fees. For example, managing a long term rental would typically involve entering into a lease for one year or more and inspecting the property for damage and preparing for a new tenant once a year or less. In contrast, managing a short-term vacation rental that hypothetically has 30 separate rental booking during the course of a year would involve signing up a new “tenant” or guest 30 times during the year and similarly inspecting the property for damage and preparing for a new tenant 30 times during the course of the year. Furthermore, a property manager of a long-term rental property would generally be expected to coordinate repairs of major appliance and building equipment and structure. A property manager of a short-term vacation rental would have those responsibilities but would also perform management services more akin to guest services in a hotel, such as coordinating and supervising house cleaning, gardening, replacing blown lightbulbs, broken glasses and dishes, worn linens, repairing or replacing stained or broken furniture and rugs, as well as potentially guest accommodating services, such as assisting guests if wi-fi or cable services are not functioning, providing recommendations for dining or other attractions, arranging airport transfers or tour arrangements, and other management activities to meet guests expectations and obtain positive guest ratings on the listing sites. In determining the level of property management fees that would be charged for each Series, the Company and Managing Member considered the vastly increased scope of the time and effort involved in managing a vacation rental as compared to a long-term rental. As indicated in the Company’s disclosure, it and its Managing Member seek to set property management fees to be generally comparable to prevailing market rates for the management of vacation rental properties in the relevant geographic area. It does so through internal and informal market soundings. The Company believes that it has appropriately cautioned potential investors that it and Here determined these fees internally without any independent assessment of comparable market fees and, as a result, they may be higher than those available from unaffiliated third parties. The Company does however believe that the method by which it determined those fees is a reasonable one.

We note, for completeness, that the Company and its Managing Member are aware of only one series offering that is intended to be operated as a short-term rental property: the City Park Quad (Columbus) Series being offered pursuant to an Offering Statement on Form 1-A by Rhove Real Estate 1, LLC (qualified May 11, 2022), which provides for a 20% property management fee, a 1% asset management fee and a fixed dollar sourcing fee. In the Company’s view, even this specific series is not directly comparable to the Company’s Series in that (1) the asset being purchased by that series appears to be limited liability company interests (up to approximately 55%) in an existing joint venture which owns an established underlying property and (2) the property in question is a multi-family property with 4 units, rather than a single vacation rental, providing some cost efficiencies in terms of the amount of time and effort involved in managing a single property with four short-term rentable units as compared to four separate and distinct properties.

Similarly, the Company does not view sourcing fees for series of long-term rental properties to be comparable to those for short-term vacation rentals. For example, preparing a property for a long-term tenant likely involves cleaning or replacing carpeting/flooring, painting and other repairs to structure and major appliances. Finding, acquiring and preparing a property to be a successful vacation rental also involves furnishing the property, purchasing and placing all linens, kitchenware, glass and tableware, artwork and providing internet, cable/streaming services, telephones services, guest information “guidebooks” and other similar items to create a welcoming vacation destination. As such, the Company and its Managing Member believe that its sourcing fee appropriately reflects the increased amount of time and effort associated with acquiring and preparing a short-term vacation property for listing.

Lastly, the Company believes that its annual asset management fee (equal to 1% of Asset Value (as defined in the Offering Circular)), is broadly comparable to the asset management fees charged by other real-estate-related investment vehicles and further believes that the work involved in managing the corporate governance, accounting, record keeping, ect. for a series holding one type of real estate asset is broadly similar to a series holding other types of real estate assets.

2.	Please revise to reconcile inconsistencies between the offering statement and your website. In this regard, we note the reference on the website to $2 million of “pre-seed funding,” which is not discussed in Management’s Discussion and Analysis or elsewhere in the filing. Please also advise us if the properties and pictures on the website, including the ones referenced as Timberline, Trilium and Casita, are actually your properties.

The reference in the here.co website to $2 million of “pre-seed funding” referred to the funding of Here Investment Inc., the Company’s Managing Member and not to any funding for, or available to, the Company. In response to the Staff’s comment, and to avoid any confusion, the Company’s Managing Member has removed the blog post with the $2 million reference from the website. We have also added additional disclosure in the Offering Circular under “Interests of Management and Others in Certain Transactions – Conflicts of Interest” regarding potential other fundraising, management or investment activities by our Managing Member, its affiliates and staff.

In terms of the website images, they did not represent actual properties or offerings but rather were used for illustrative purposes solely to accompany the description of how the investment platform worked. They did not link to any specific offering page. The Company has replaced those images with images and offering information reflecting Series that are included in the Company’s Offering Statement in response to the Staff’s comment. Furthermore, should it chose to use images solely for illustrative purposes in the future, it will clearly state that such images are illustrative only and do not represent actual properties or offering by the Company or its Managing Member.

Thank you again for your assistance. If you have additional comments or questions, please feel free to contact me at heidi@crowdchecklaw.com.

Sincerely,

/s/ Heidi Mortensen
Heidi Mortensen
Counsel
CrowdCheck Law LLP

cc:	Ronald (Ron) E. Alper, Securities and Exchange Commission Robert Telewicz, Securities and Exchange Commission Jennifer Monick, Securities and Exchange Commission Andrew Stephenson, CrowdCheck Law LLP

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